UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2020

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

BANCO SANTANDER (BRASIL) S.A.

Publicly-Held Company with Authorized Capital

CNPJ/ME nº 90.400.888 / 0001-42

NIRE 35.300.332.067

MATERIAL FACT

BANCO SANTANDER (BRASIL) S.A. (B3: SANB11) (“Santander Brasil”), in compliance with paragraph 4 of article 157 of Law nº 6,404/76 and Instruction nº 358/02 of the Brazilian Securities and Exchange Commission, as amended, informs that, observing the formalities for entering into transactions with related parties, the Board of Directors approved the main terms and conditions for the sale of shares representing the total share capital of Super Pagamentos e Administração de Meios Eletrônicos S.A. (“Superdigital”), to Superdigital Holding Company, S.L., a company indirectly controlled by Banco Santander S.A., for the amount of R $ 270 million.

Superdigital is a digital payment account solution, acquired by Santander in Brazil in 2016, and offers a value proposal focused on financial inclusion for society and the customer experience.

Superdigital allowed Santander to start an innovative way of expanding the banking system of the Brazilian population, which will now be leveraged by the Santander Group's global digital platform and expanded to other countries in which Santander Group operates, allowing it to conquer new customers. This is yet another initiative that strengthens the Santander Brasil´s ecosystem, bringing even more synergy between the businesses, providing expansion of the portfolio of products and services with a focus on the continuous improvement of service to our customers. The operation will result in a positive reassessment of Superdigital's growth in Brazil and other countries for the coming years, with greater business generation and gains of scale.

São Paulo, February 28, 2020.

Angel Santodomingo Martell

Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: February 28, 2020

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Angel Santodomingo Martell
Angel Santodomingo Martell Vice - President Executive Officer